

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 12, 2008

<u>Via U.S. Mail</u>

Ki Nam
Chief Executive Officer
T3 Motion, Inc.
2990 Airway Avenue, Suite A
Costa Mesa, CA 92626

Re: T3 Motion, Inc.
        Registration Statement on Form S-1
        Filed May 13, 2008
        File No. 333-150888

Dear Mr. Nam:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that page references are to the marked copy you have provided to us.

    The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Revise throughout to remove marketing language, unsubstantiated statistics and claims of fact that cannot be substantiated. Exampled include, on page 1, your assertion that your product "enhances public relations," your references to the 65,000 to 70,000 annual police car purchases as well as $5000 in upgrades and your claims that golf carts and in-plant personnel carriers may grow over 5.2% per

year through 2010, on page 9, your reference your "highly qualified and experienced management team with extensive experience in product design" and "leading presence in law enforcement" and on page 31, your statements that the T3 is "easy-to operate" and "environmentally friendly." These are examples only. Please revise throughout to address similar disclosures.

2. We note references throughout to third party sources for statistics and industry data. Please confirm that this data was publicly available at no or a nominal cost. Otherwise, provide a consent of the third party source to referencing them and their materials, as required by Rule 436 of the Securities Act of 1933.

Prospectus Summary, page 1

3. Revise the first paragraph to disclose your assets, revenues and loss for the most recent audited period and interim stub. Disclosure your auditor's going concern opinion and discuss the fact that your historical cash needs have significantly outpaced your cash inflow, addressing whether or when you expect cash inflow to match cash requirements, if ever. This financial portrait will provide a context for investors to evaluate the rest of the disclosure.

4. Tell us why the information in the second paragraph on page 8 is relevant to an understanding of your business or remove it.

Future Products, page 8

5. The present disclosure in this section and in the same section on page 34 is not sufficiently detailed to provide an appropriate picture of the stage of development of your future anticipated projects and does not indicate that there is no guarantee of delivery or success. In addition, considering that these products appear to be in the very early concept phases, this disclosure does not appear appropriate for the summary.

Risk Factors, page 11

6. Include a risk factor discussing the fact that your ability to sell shares may be substantially limited considering the significant number of shares offered by the selling security-holders and that you may have to find alternate means of funding your operations, including further dilutive transactions.

If we are unable to continue as a going concern . . ., page 11

7. Discuss your recent and anticipated cash needs. Disclose your cash at hand as of
    the most recent date practicable and your monthly burn rate. Include the ongoing
    reporting costs associated with being a public company.

The products we sell are inherently risky . . ., page 13

8. The text of this risk factor does not actually discuss the risks associated with
    product liability claims and related damages payable. Revise accordingly.

We are dependent on a single third party manufacturer . . ., page 13

9. Identify the single third party manufacturer and clarify whether you depend on this
    company to manufacture your end product or simply one component thereof.

Our Management determined the offering price . . ., page 19

10. Explain or delete the reference to "this Memorandum."

Dilution, page 23

11. Disclose whether the calculations assume the exercise of outstanding warrants. If it
    does not, please tell us why you think this is a reasonable method for making such
    calculations.

Selling Security Holders, page 25

12. We note that Eric Scaff is an affiliate of a broker-dealer. Please revise your
    disclosure to confirm that Mr. Scaff purchased the securities offered for sale in the
    ordinary course of business and at the time of the purchase of the securities to be
    resold, Mr. Scaff had no agreements or understandings, direct or indirect, with any
    person to distribute the securities.

Description of Securities, page 30

13. Revise the first paragraph for clarity. Are you authorized to issue 50,000,000
    shares or 100,000,000 shares?

14. Remove the statement that all outstanding shares are fully paid and non assessable
    as this is a legal conclusion.

Our Operations, page 33

15. Explain what a "global supply chain" is and when you anticipate having this in place. Discuss the nature and terms of the agreements you have with regional distributors and manufacturing representative companies.

Growth Strategies and Marketing, page 35

16. Expand your discussion in the third bullet point on page 36 to explain the terms of your "strategic relationships" and discuss the terms of your contracts with these companies. Revise also the sixth bullet point to identify the product you reference in the final sentence.

17. Remove references to the high profile events and venues on page 37 unless you already have actual contracts with them.

Employees, page 37

18. Clarify whether you have any employees or if they are all employees of My Ventures. Also, discuss whether you simply pay their salaries or if My Ventures receives additional amounts for these services.

Intellectual Properties and Licenses, page 38

19. Explain in more detail what parts of your products are represented by the items discussed in the 2 paragraphs under the chart, and explain the relevance of the content of North Korea.

Current Customers, page 38

20. Quantify the number of unit orders you have. Tell us why you chose to list the named companies under this heading.

Director Compensation, page 45

21. Discuss what services were given in exchange for the amounts shown in the table.

Certain Relationships and Related Transactions, page 52

22. Revise substantially to identify the related party involved and update all disclosures to a recent date. Discuss what you mean when you say that your majority stockholder "contributed" to your equity. Did he receive shares in exchange?

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

23. Identify the material items associated with cost of revenues.

Liquidity and Capital Resources, page 60

24. Clarify whether you raised $6.6 million or $6 million. Were these 2 different offerings or the same?

Off-balance sheet arrangements, page 62

25. Define the "arrangements described above" that you reference.

Note 2- Summary of Significant Accounting Policies, page F-8

26. Please add disclosure in your financial statements to describe concentrations such as the one described in Risk Factors as it relates to your dependency on a single third party manufacturer. As your business grows, consider similar disclosures for available sources of supplies, revenue from a particular product, volume of business with a particular customer, or market and geographic area in which you conduct business in accordance with paragraph 22 of SOP 94-6.

27. We note that cash and cash equivalents represents a substantial amount of your total assets. Please disclose a policy for determining which items are treated as cash equivalents as provided in paragraph 10 of SFAS 95. In view of the materiality of this asset, please also detail the nature and amount of each material type of cash equivalents in a table at each balance sheet date. The table in the notes should also include a pro forma column giving effect to amounts invested from the proceeds of the offerings after the balance sheet date as provided in our comment below. Please revise accordingly.

Segments, page F-12

28. Reference is made to the Business – Overview disclosures on pages 7 and 31 where you maintain an international division in the United Kingdom and sales distributors in South Korea and People's Republic of China. Although you may have only one reportable business segment, please provide the appropriate geographic area information for revenues and long-lived assets as provided in paragraph 38 of SFAS 131.

Note 10 – Subsequent Events, page F-24

29. Although your consolidated financial statements currently require an update to March 31, 2008 (see our comment below), we note that you have sold a significant amount of common stock subsequent to this most recent balance sheet date (through May 12, 2008) in which a total of approximately $6.64 million have been raised.   In view of the material amount of subsequent sales of common stock, please present pro forma balance sheet information as of the most recent balance sheet included in the filing that gives effect to the amount of subsequent sales of common stock that have occurred after the most recent balance sheet date.   This pro forma balance sheet information should be alongside the historical balance sheet and reflect the impact of your capital raising offerings of common stock and the proceeds from these sales, accordingly.

30. Reference is made to the March 31, 2008 transaction with Immersive where you acquired a GeoImmersive License Agreement that enables you to resell data in their mapping database.   In your updated consolidated financial statements, please completely and clearly disclose the accounting treatment including a significant accounting policy for this item.

Part II

Item 17. Undertakings, page 71

31. We note the undertaking in paragraph number 5; however, because you have included the price on the cover page, it does not appear that you will rely on Rule 430A. Please revise to include the correct undertaking.

Exhibit 5.1

32. With respect to already outstanding shares, have counsel opine that the shares *are* legally issued, fully paid and non assessable, rather than the current opinion that they will be so.

Other

33. As of the current date, you should furnish updated March 31, 2008 unaudited consolidated financial statements.   However, your consolidated financial statements should continue to be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

34. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Effie Simpson at (202) 551-3346 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Ryan S. Hong, Esq.
        Richardson & Patel LLP
        via facsimile: (310) 208-1154